October 25, 2024

Yujie Chen
Chief Executive Officer
Grande Group Limited
Suite 2701, 27/F., Tower 1
Admiralty Center, 18 Harcourt Road
Admiralty, Hong Kong

       Re: Grande Group Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 23, 2024
           CIK No. 0002027722
Dear Yujie Chen:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

Amendment No. 1 to Draft Registration on Form F-1
Overview, page 2

1. We note your disclosure on page 58 regarding the number of IPOs sponsored and completed for the years ended March 31, 2023 and 2024 differs from the disclosure used on pages 2 and 75. Please revise the language on pages
2, 58 and 75
       and elsewhere as appropriate to clarify whether you completed three successful IPOs in each of the years ended March 31, 2023 and 2024, or whether three successful IPOs in total were completed during those years.
 October 25, 2024
Page 2

Prospectus Summary
Corporate History and Structure, page 4

2. Please revise the post-IPO organizational chart on page 5 to be consistent with the pre-IPO organizational chart on page 4 including (i) disclosing the persons that own the equity in Grande Holding Limited, (ii) clearly identifying the entity in which investors are purchasing their interest, (iii) identifying the entities in which your operations are conducted and (iv) disclosing that Mr. Tin Duk Victor, Chang, controls
       49% of Grande Securities Limited not owned by Grande Group Limited. Risk Factors Summary, page 7

3. Your risk factor disclosure exceeds 15 pages. Please include summary risk factor disclosure of no more than two pages. Refer to Item 105 of Regulation S-K and Item 3 of Form F-1.
Risk Factors
Risks Relating to Doing Business in the Jurisdictions, page 18

4. We note your response to prior comment 8 and that you did not remove the statement
       on page 18 that your Operating Subsidiary is not    regulated by any
regulator in
       Mainland China.    Please remove this statements and similar ones
throughout the
       registration statement.
Liquidity and Capital Resources, page 62

5.     We note your response to prior comment 21 and revised disclosure on page
101.
       Please revise here and elsewhere to identify Mr. Tak Kai Raymond instead of using the phrase "related party." Additionally, revise to provide narrative discussion explaining material changes in the sources of funds. We note, in this regard, the significant increase in cash provided by operations in 2024.
Business, page 75

6. We note the Cover Page reference to existing "or potential" clients in Mainland China.
       We also note the disclosure on page 76 that your client base "spans Hong Kong,
       Singapore and the PRC." Please revise here and the Cover Page to quantify the approximate percentages of your clients in these countries.
Principal Shareholder, page 102

7. Please revise your table to reflect the number of shares beneficially owned by Mr. Tak
       Kai Raymond, TAM and Ms. Yujie, CHEN as that term is defined by General Instruction F of Form 20-F. In this regard we note your disclosure in
Footnote 1 on
       page 102 that Mr. Tak Kai Raymond, TAM holds 75% of your 8,560,000 common shares held by Grand Holding Limited through Blazing Success Holdings Limited while Ms. Yujie, CHEN similarly holds 25% of such shares through Ocean Empire
       Group Limited.
 October 25, 2024
Page 3
Exhibits

8. We note your response to prior comment 30 and reissue the comment. Please provide an analysis supporting your conclusion that the agreements are not required to be filed.

       Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Yuning    Grace    Bai